Exhibit 99.1

Engine Media’s UMG Gaming Renews Partnership with Microsoft’s The Coalition to Continue to Serve as the Principle Esports Partner for Gears Esports After Successful Season

TORONTO, July 22, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a company providing sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming data and analytics, and programmatic advertising, today announced that The Coalition has renewed its agreement with UMG Gaming (“UMG”), a wholly owned subsidiary of Engine, to be the principal Esports partner for Gears Esports for another season.

Based on the success of Season 2, the partnership will continue with UMG managing the entire Gears Esports program including tournament operations, league operations, events, and broadcast operations. A number of major changes managed by UMG this past season, including the switch from 5v5 to 4v4, and introducing new game modes into competitive play, created a season success story. The Gears Spring Major, hosted May 14 - 16, generated 1.1M+ live views and 350K+ hours watched across all channels, making it the most highly viewed Gears Major since the game’s launch as reported by Stream Hatchet. In addition, time watched across all Gears content has continued to grow, with average minutes watched per unique viewer increasing to 75+ minutes.

Roddy Adams, Director of Business Development at The Coalition said, “Since bringing the UMG team onboard as our principal tournament operator for Gears Esports they have proved their expertise time and time again, and are trusted by our players and fans.”

“We are thrilled to continue our partnership with The Coalition as the principal esports partner for the Gears Esports program,” said Eric Vaughn, Head of UMG Gaming. “The Gears community is one that is very close to home for us here at UMG, so it is an honor to have the opportunity to once again engage with such a passionate fanbase for another season of Gears Esports action.”

“Lasting esports partnerships remains critically important to Engine Media’s long-term plans,” added Engine Media’s Chief Executive Officer Lou Schwartz. “Our renewed partnership continues to put us in a prime position to work with The Coalition on future esports and gaming projects.”

About Gears Esports

Gears Esports is a showcase of the raw, visceral intensity epitomized by the Gears of War franchise, and a celebration of the uncompromising legion of fans that make up its unparalleled community. Since moving to The Coalition in 2016, competitive Gears of War has ascended from modest ballroom affairs to major international events around the world.

The Gears Esports program will provide more opportunities for players of all skill levels from around the world to compete for fun and fortune in a season boasting more than $600K worth of prizing.

For more information about Gears Esports, please visit https://www.gears.gg/en-ca/.

About UMG Gaming

UMG Gaming, a wholly owned subsidiary of Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), is a market pioneer in both online grassroots community competition and professional league esports. UMG Gaming’s end-to-end platform not only enables community and professional players to compete in everyday ladders, tournaments and matches, but also produces premium, award-nominated content. UMG Gaming’s tournament operations offerings have led to millions of registered gamers and numerous partnerships with major game publishers, brands, esports teams and organizations.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME; TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games, a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the success and/or acquisition of future business opportunities, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869